Transamerica Occidental Life Insurance Company
                              1150 S. Olive Street
                              Los Angeles, CA 90015




April 24, 2003


U.S. Securities and Exchange Commission 450 Fifth Street, N. W.
Washington, D.C.  20549


Gentlemen:


This opinion is furnished in connection with the filing by Transamerica Occidental Life Insurance Company (Transamerica) of the Registration Statement on Form N-6 of its flexible premium variable universal life insurance policies ("Policies") allocated to the Transamerica Occidental Life Separate Account VUL-6 under the Securities Act of 1933. The prospectus and the Statement of Additional Information (SAI) included in the Registration Statement describe the Policies. I am familiar with and have provided actuarial advice concerning the preparation of the Registration Statement, including exhibits.


In my professional opinion, the illustrations of death benefits, accumulation values, and net cash values included in the SAI, based on the assumptions stated in the illustrations, are consistent with the provisions of the Policy and Transamerica's administrative procedures. The rate structure of the Policies has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations of a prospective purchaser of a Policy for a male preferred nonsmoker age 40 at issue, appear more favorable than such relationship for prospective purchasers of Policies for people at other age/underwriting class combinations. Further, I am of the opinion that the illustrations represent a commonly used rating classification, premium payment amount and schedule, and issue ages for the individuals used in the illustration, such that the illustration is fairly representative of Policies sold.


I hereby consent to the use of this opinion as an exhibit to Part C of the Registration Statement.








Sincerely,



Kathy Shao, FSA, MAAA
Second Vice President